Exhibit 99.3

PRESS RELEASE

Inventiva announces a financing of approximately €35.7 million from new and existing investors, consisting of a €30.6 million reserved capital increase and a €5.1 million issuance of royalty certificates

Daix (France), Long Island City (New York, United States), August 31, 2023 – Inventiva (Euronext Paris and Nasdaq: IVA) (the “Company”), a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of patients with non-alcoholic steatohepatitis (“NASH”) and other diseases with significant unmet medical needs, today announced an approximately €35.7 million financing.

The financing consists of two transactions: (i) a capital increase reserved to specified categories of investors (the "Capital Increase"), for an amount of €30,587,269 million through the issuance of 9,618,638 newly-issued ordinary shares with a nominal value of €0.01 per share (the "New Shares"), at a subscription price of €3.18 per share and (ii) the issuance of royalty certificates (the "Royalty Certificates"), for an amount of €5.1 million (together with the Capital Increase, the "Transaction").

Frederic Cren, Chief Executive Officer of Inventiva, said: "We are very pleased with this transaction and especially of the support from existing and new investors: a testament of the potential of our pipeline and particularly of our lead compound in development, lanifibranor. The proceeds of this financing will contribute to the development of lanifibranor and extend our cash runway beyond two key milestones: the recruitment of the last patient of our pivotal phase III clinical trial in NASH expected before the end of the year and the publication of the results of the trial combining lanifibranor with SGLT2 inhibitor empagliflozin expected for the first quarter of 2024."

Reasons for the issuance and use of the proceeds of the Transaction

The Company intends to use the net proceeds from the Capital Increase, together with its available cash, according to the following:

-	95% of the net proceeds for the Phase III evaluation of lanifibranor in the treatment of patients suffering from NASH; and
-	5% of the net proceeds for its other pre-clinical and clinical programs, in particular Yap-Tead, as well as for general corporate purposes.

In the Company's opinion, before the Capital Increase and the issuance of the Royalty Certificates, the Company's net working capital is not sufficient to meet its obligations over the next twelve months. As of June 30, 20231, the Company’s cash and cash equivalents are estimated to be €31.2 million, short-term deposits to €0.05 million2, and long-term deposits to €9.3 million3, compared to €86.7 million, €1.0 million and €0.7 million as of December 31, 2022. This cash position enables the Group to continue its activities until end of fourth quarter 2023.

To cover its obligations until the end of August 2024, based on its current business plan, the Company estimates that its additional cash requirements will amount to €80.0 million.

1 This information is subject to a limited review, still in progress at the date of the transaction, by the Company's statutory auditors for the six months ended June 30, 2023. They are subject to the final adjustments of the limited review and to other developments that may arise and cause the Company's preliminary information to differ from the financial information that will be reflected in the Company's consolidated financial statements for the six months ended June 30, 2023.

2 Short-term deposits are classified as "other current assets" in the consolidated statement of financial position under IFRS, and are considered by the Company to be liquid and readily available.

3 The two-year long-term deposit can be accessed before expiry of the term with 31 days' notice and is considered liquid by the Company.

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PRESS RELEASE

Following completion of the Capital Increase and the issuance of Royalty Certificates, the Company will have sufficient net working capital to meet its current obligations until the beginning of the second quarter of 2024, and will have net working capital until the beginning of the third quarter of 2024, subject the disbursement of the European Investment Bank second tranche of the €25 million loan (the "EIB Financing") in accordance with the terms of the financing agreement entered into with the Company on 16 May 2022 (see the Company's press release of July 4, 2022 detailing the conditions precedent to the granting of EIB Financing) and subject to other sources of financing expected by the end of 2023. As a result, the Company will not have sufficient net working capital over the next twelve months after the Capital Increase and the issuance of the Royalty Certificates.

To date, and subject to the settlement and delivery of the New Shares, the remaining conditions precedent to the EIB Financing are as follows: (i) the receipt by the Company of at least €70 million (it being specified that as of today, the Company has already reached an amount of approximately €22.5 million, which does not include the amount raised under the Transaction) and (ii) operating targets. The Company expects to meet these conditions by the end of 2023.

In addition to the proceeds of the Capital Increase and the Royalty Certificates, the Company plans to extend its expected financing horizon through :

-	additional financing through the issuance of equity or debt securities, public offerings or private placements, or bank loans;
-	the sale of ADSs under the At-the-Market financing program;
-	strategic transactions such as business development partnerships and/or licensing agreements;
-	milestone payments that may be received in connection with partnerships.

Should the above measures fail to materialize, the Company would have to raise new financing to ensure the continuity of its business.

Main characteristics of the Transaction

Capital Increase

The Company's Board of Directors, by virtue of the powers granted to it by the 6th resolution of the shareholders' general meeting of January 25, 2023 (capital increase without the exercise of preemptive subscription rights in favor of specific categories of beneficiaries) and in accordance with Articles L. 225-138 et seq. of the French Commercial Code (Code de commerce) has decided on August 30, 2023 to proceed with the Capital Increase and has determined the final number of ordinary shares offered and the subscription price.

The specific categories of persons defined by the 6th resolution of the shareholders' general meeting include: (i) natural or legal persons (including companies) trusts or investment funds, or other investment vehicles, in any form, established under French or foreign law, which regularly invest in the pharmaceutical, biotechnological or medical technology sectors; and/or (ii) companies, institutions or entities, in any form, French or foreign, exercising a significant part of its activities in the pharmaceutical, cosmetic or chemical sectors, or medical devices and/or technologies, or researching in such sectors; and/or (iii) French or foreign investment services companies, or any foreign establishment having an equivalent status, able to guarantee the completion of an issue intended to be placed with the persons referred to in (i) and/or (ii) above, and, in this context, to subscribe to the securities that are being issued.

Qatar Holding LLC, a new investor, has agreed to subscribe to the Capital Increase for an amount of approximately €16.4 million corresponding to 5,157,233 New Shares, representing an approximate 9.97% stake in the Company.

Sofinnova Partner and Yiheng Capital, which are existing shareholders of the Company, participated in the Transaction.

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PRESS RELEASE

Sofinnova Partner, which held a 8.0% stake in the Company, prior to the Capital Increase, subscribed to the Capital Increase for an amount of approximately €5.4 million corresponding to 1,688,327 New Shares. After the Capital Increase, Sofinnova Partner will hold 9.8% of the share capital of the Company, on a non-diluted basis.

Yiheng Capital, which held a 6.3% stake in the Company prior to the Capital Increase, subscribed to the Capital Increase for an amount of approximately €3.8 million corresponding to 1,200,750 New Shares. After the Capital Increase, Yiheng Capital will hold 7.4% of the share capital of the Company, on a non-diluted basis.

The price of the New Shares was decided by the Board of Directors on August 30, 2023, pursuant to the delegation of authority granted by the 6th resolution of the shareholders' general meeting, and is equal to the weighted average of the prices quoted for the last 10 trading sessions on the regulated market of Euronext Paris prior to the setting of the price (i.e. the trading sessions of August 29, 28, 25, 24, 23, 22, 21, 18, 17 and 16, 2023, i.e. €3.34), less a discount of around 5%, i.e. €3.18. The price of the New Shares represents discount of 0.22% compared with the volume-weighted average price of the Company's shares during the trading session preceding the setting of the issue price in the amount of €3.19.

Settlement and delivery of the New Shares is expected to occur on September 5, 2023. The New Shares will be fungible with the existing shares of the Company and will be admitted to trading on the regulated market of Euronext Paris under ISIN FR0013233012.

Investors participating in the Capital Increase have agreed to a six (6) month lock-up on the New Shares subject to a number of customary exceptions.

Royalty Certificates

The Royalty Certificates are being issued pursuant to a decision of Board of Directors on August 30, 2023, in accordance with the provisions of Article L. 228-36-A of the French Commercial Code (Code de commerce) to some of the investors as the ones who participated in the Capital Increase.

The Royalty Certificates give the holders thereto the right to an annual payment of royalties (the "Royalties") equal to 2% of the future net sales of lanifibranor (the "Product"), if any, beginning on the fiscal year following the start of the sales of the Product following the granting of the market authorization (Autorisation de mise sur le marché) for the Product in (i) the United States or (ii) the countries of the European Union or (iii) the United Kingdom, whichever occurs the first.

The aggregate amount of Royalties that may be paid under the Royalty Certificates is capped at €92.1 million globally corresponding to three times of the amount of gross proceeds from the Transaction (not including subscriptions received solely in connection with the Capital Increase). The net proceeds from the issuance of the Royalty Certificates will be used for the Phase III evaluation of lanifibranor in the treatment of patients suffering from NASH.

The Royalty Certificates do not have any additional financial rights besides the right to Royalties referred to above. Specifically, the Royalty Certificates do not grant any financial rights on any other products that may be developed by the Company beyond lanifibranor.

The subscription price for the Royalty Certificates is €5.1 million and has been calculated based on the net present value (NPV) of expected cash flows related to the Royalty Certificates. The NPV calculation depends strongly on assumptions made by the Company with regards to the chances of success of its studies, the commercialization calendar of lanifibranor, the market size addressed by lanifibranor, the market share of the product and the discount rate. In the process of setting the discount rate, the Company analyzed the expected cash flow derived from its business plan as regards to its market capitalization.

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PRESS RELEASE

The Royalty Certificates have a term of 15 years following their issuance and do not provide for an accelerated repayment in case of change of control. The Company may at any time repurchase in full the Royalty Certificates by paying an amount equal to (i) the global cap of €92.1 million minus any Royalties paid prior to such repurchase or (ii) a price to be agreed between the Company and the holders of the Royalty Certificates. The Company may also redeem the Royalty Certificates from each holder, subject to offering such redemption to every holders. Lastly, the Company has a pre-emptive right in the event of the sale of Royalty Certificates by a holder.

The Royalty Certificates are subject to a six month lock-up period after which they will become freely transferable (in whole, but not in part) only to qualified institutional buyers, as defined in Rule 144A under the U.S. Securities Act of 1933, as amended, or qualified investors pursuant to Article 2(e) of Regulation (EU) 2017/1129. The Company has a preemptive right on any transfer of Royalty Certificates.

The payment of Royalties in the event of the commercialization of the Product (2% of sales of the Product in the United States, in European Union countries and in the United Kingdom) will result in a decrease in cash flow generated by sales of the Product, which will have an unfavourable effect on the Company's financial position, particularly at the beginning of the commercialization phase.

Settlement and delivery of the Royalty Certificates is expected to occur on September 5, 2023. The Royalty Certificates will not be listed on any stock exchange and will not be assigned an ISIN.

Impact of the Capital Increase on the share capital

Following the settlement and delivery of the New Shares, expected to occur on September 5, 2023, the Company’s total share capital will be equal to €517,528.07 million divided into 51,752,807 shares.

For illustration purposes, the impact of the issuance of the New Shares on the ownership of a shareholder holding 1% of the Company’s share capital prior to the Capital Increase and not subscribing to it), is as follows:

	Percentage of capital
	Non-diluted basis	Diluted basis(1)
Before issuance of the New Shares from the Capital Increase	1%	0.90%
After issuance of 9,618,638 New Shares from the Capital Increase	0.81%	0.75%

(1) Calculations are based on the assumption that all share subscription warrants (BSA), warrants for the subscription of business creators' shares (BSPCE) and stock options (options de souscription d'actions) will be exercised and that all free shares allocated will vest.

Impact of the Capital Increase on shareholders' equity

For illustration purposes, the impact of the issuance of the New Shares on the Company's equity per share (calculation made on the basis of the Company's equity at June 30, 2023) is as follows:

	Equity per share in euros
	Non-diluted basis	Diluted basis(1)
Before issuance of the New Shares from the Capital Increase	€0.49	€0.49
After issuance of 9,618,638 New Shares from the Capital Increase	€0.97	€0.93

(1) Calculations are based on the assumption that all share subscription warrants (BSA), warrants for the subscription of business creators' shares (BSPCE) and stock options (options de souscription d'actions) will be exercised and that all free shares allocated will vest.

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PRESS RELEASE

Evolution of the shareholding structure following the Transaction

The shareholding structure of the Company prior to the issuance of the New Shares is set forth below:

	Shareholding at June 30, 2023
	On a non-diluted basis
Shareholders	Number of Shares	% of share capital	Number of voting rights	% of voting rights
Frédéric Cren	5 612 224	13.3%	11 224 448	20.3%
Pierre Broqua	3 882 500	9.2%	7 765 000	14.0%
Sub-total - Concert	9 494 724	22.5%	18 989 448	34.3%
BVF Partners L.P.	8 395 638	19.9%	8 395 638	15.2%
New Enterprise Associates (NEA)	5 572 953	13.2%	5 572 953	10.1%
Sofinnova	3 381 939	8.0%	4 422 500	8.0%
Yiheng	2 644 926	6.3%	2 644 926	4.8%
ISLS Consulting	111 000	0.3%	222 000	0.4%
Directors (non-executive)	10 000	0.0%	10 000	0.0%
Employees	975 127	2.3%	1 909 840	3.5%
Treasury shares	106 115	0.3%
Free Float	11 441 747	27.2%	13 185 957	23.8%
Total	42 134 169	100.0%	55 353 262	100.0%

The issuance of the New Shares will have the following impact on the allocation of the share capital and the voting rights of the Company :

	Shareholding following the Capital Increase
	On a non-diluted basis
Shareholders	Number of Shares	% of share capital	Number of voting rights	% of voting rights
Frédéric Cren	5 612 224	10.84%	11 224 448	17.3%
Pierre Broqua	3 882 500	7.50%	7 765 000	12.0%
Sub-total - Concert	9 494 724	18.35%	18 989 448	29.2%
BVF Partners L.P.	8 395 638	16.22%	8 395 638	12.9%
New Enterprise Associates (NEA)	5 572 953	10.77%	5 572 953	8.6%
Sofinnova	5 070 266	9.80%	6 110 827	9.4%
Qatar Holding LLC	5 157 233	9.97%	5 157 233	7.9%
Yiheng	3 845 676	7.43%	3 845 676	5.9%
ISLS Consulting	111 000	0.21%	222 000	0.3%
David Nikodem	-	0.00%	-	-
M. J GOLDBERG	-	0.00%	-	-
Directors (non-executive)	10 000	0.02%	10 000	0
Employees	975 127	1.88%	1 909 840	2.9%
Treasury shares	106 115	0.21%
Free float	13 014 075	25.15%	14 758 285	22.7%
Total	51 752 807	100.0%	64 971 900	100.0%

Stifel is acting as Sole Agent in connection with the Transaction.

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PRESS RELEASE

Documentation

Application will be made to list the New Shares to be issued pursuant to the Capital Increase on the regulated market of Euronext in Paris pursuant to a listing prospectus subject to an approval from the French Autorité des marchés financiers (“AMF“) and comprising the 2022 Universal Registration Document (Document d’enregistrement universel) filed with the AMF on March 30, 2023 under number D.23-0183, which incorporates the 2022 annual financial report (rapport financier annuel), as completed by an amendment to such universal registration document, which will be filed with the AMF on August 31, 2023 as well as a Securities Note (Note d’opération), including a summary of the prospectus. As from such filing with the AMF, copies of the 2022 Universal Registration Document, as amended and of the listing prospectus, will be available free of charge at the Company’s head office located at 50 rue de Dijon, 21121 Daix, France, on the Company’s website (www.inventivapharma.com) and on the website of the AMF (www.amf-france.org).

This hyperlink is included pursuant to the Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017 (the "Prospectus Regulation") for the convenience of investors and the contents of this website is not incorporated by reference into this press release.

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with NASH, mucopolysaccharidoses (“MPS”) and other diseases with significant unmet medical needs. The Company benefits from a strong expertise and experience in the field of compounds targeting nuclear receptors, transcription factors and epigenetic modulation. Inventiva is currently advancing one clinical candidate, has a pipeline of two preclinical programs and continues to explore other development opportunities to add to its pipeline.

Inventiva’s lead product candidate, lanifibranor, is currently in a pivotal Phase III clinical trial, NATiV3, for the treatment of adult patients with NASH, a common and progressive chronic liver disease for which there are currently no approved therapies.

Inventiva’s pipeline also includes odiparcil, a drug candidate for the treatment of adult MPS VI patients. As part of Inventiva’s decision to focus clinical efforts on the development of lanifibranor, it suspended its clinical efforts relating to odiparcil and is reviewing available options with respect to its potential further development. Inventiva is also in the process of selecting an oncology development candidate for its Hippo signalling pathway program.

The Company has a scientific team of approximately 90 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, and clinical development. It owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly-owned research and development facility.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA).

www.inventivapharma.com

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Contacts

Inventiva Pascaline Clerc VP of Global External Affairs media@inventivapharma.com +1 240 620 9175	Brunswick Group Tristan Roquet Montegon / Aude Lepreux / Matthieu Benoist Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	Westwicke, an ICR Company Patricia L. Bank Investor relations patti.bank@westwicke.com +1 415 513-1284

Important Notice

This press release contains certain forward-looking statements with respect to the Transaction, including statements regarding the anticipated completion and timing of the Transaction, the Company's expected use of proceeds from the Transaction, the satisfaction of all conditions related to and receipt of proceeds from the EIB Financing and the Company's cash position following the Transaction, as well as statements regarding Inventiva’s clinical trial, clinical development plans, business and regulatory strategy, the anticipated timing of Inventiva's Phase III clinical trial of lanifibranor, the commercialization of lanifibranor and achievement of any sales related thereto, payment of royalties and anticipated future performance. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, including related to safety, progression of, and results from, its ongoing and planned clinical trials, including clinical trials for lanifibranor and odiparcil, review and approvals by regulatory authorities, such as the FDA or the EMA, of its product candidates, the success of any in-licensing or out-licensing strategies, and the Company’s continued ability to raise capital to fund its development, including as part of the Transaction, as well as those discussed or identified in the Company’s public filings with the French Autorité des Marchés Financiers, in particular in the 2022 Universal Registration Document, as amended by its Amendment. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements. This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in the Company in any country. This press release has been prepared in both French and English. In the event of any differences between the two texts, the French language version shall supersede.

Disclaimers

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

The distribution of this document may, in certain jurisdictions, be restricted by local legislations. Persons into whose possession this document comes are required to inform themselves about and to observe any such potential local restrictions.

A French listing prospectus comprising (i) the 2022 Universal Registration Document filed with the AMF on March 30, 2023 (document d’enregistrement universel 2022) under number D.23-0183, as completed by an amendment to such Universal Registration Document 2022, which will be filed with the AMF on August 31, 2023, and (ii) a Securities Note (Note d’opération), including a summary of the prospectus, will be submitted to the approval by the AMF and will be published on the AMF’s website at www.amf-france.org. Following the filing of the amendment to the universal registration document with the AMF, copies of Company’s 2022 Universal Registration Document, as amended, will be available free of charge at the Company’s head office located at 50 rue de Dijon, 21121 Daix, France.

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PRESS RELEASE

France

The ordinary shares have not been and will not be offered or sold to the public in France (except for public offerings defined in Article L.411-2 1° of the French Code monétaire et financier).

The ordinary shares may only be offered or sold in France pursuant to Article L. 411-1 of the French Code monétaire et financier to qualified investors (investisseurs qualifiés) (as such term is defined in Article 2(e) of Prospectus Regulation) acting for their own account, and in accordance with Articles L. 411-1, L. 411-2 and D. 411-2 to D.411-4, D.744-1 and D. 754-1 and D. 764-1 of the French Code monétaire et financier.

This announcement is not an advertisement and not a prospectus within the meaning of the Prospectus Regulation.

European Economic Area

In relation to each Member State of the European Economic Area (each, a ‘‘Member State’’) no offer to the public of ordinary shares may be made in that Member State other than:

-	to any legal entity which is a ‘‘qualified investor’’ as defined in the Prospectus Regulation;
-	to fewer than 150 natural or legal persons (other than a qualified investor as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives of the Underwriters for any such offer; or
-	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of ordinary shares and ADSs shall require us or any Underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the Underwriters and the Company that it is a ‘‘qualified investor’’ as defined in the Prospectus Regulation.

For the purposes of this provision, the expression an ‘‘offer to the public’’ in relation to any ordinary shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase any ordinary shares.

United Kingdom

This document is only being distributed to, and is only directed at, persons in the United Kingdom that (i) are “investment professionals” falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Article 21 of the Financial Services and Markets Act 2000) in connection with the issuance or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This document is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

United States of America

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities in the United States of America, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

Neither the New Shares nor the Royalty Certificates have been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements.

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